SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Nike, Inc.
(Name of Issuer)

Class B Common Stock**
(Title of Class of Securities)

654106103
(CUSIP Number)

July 6, 2011
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/   /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 7,538,207 shares, which constitutes approximately 2.0% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 384,140,491 shares outstanding.  This Amendment to Schedule 13G is being filed voluntarily at this time to report ownership of less than 5% of the outstanding shares of the Issuer's Class B Common Stock.


CUSIP No. 654106103

1.    Name of Reporting Person:

        Oak Hill Investment Management, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: 7,538,207 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 7,538,207 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        7,538,207 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  2.0%

12.    Type of Reporting Person: PN

---------------------------------------------

(1)    The shares are held for and on behalf of Cardinal Investment Sub I, L.P. (6,243,804 shares) and Oak Hill Strategic Partners, L.P. (1,294,403 shares) pursuant to investment management agreements.  Pursuant to such agreements, Oak Hill Investment Management, L.P. has sole voting and dispositive power over the shares reported herein.


CUSIP No. 654106103

1.    Name of Reporting Person:

        Cardinal Investment Sub I, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: -0- (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: -0- (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        6,243,804 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.6%

12.    Type of Reporting Person: PN

---------------------------------------------

(1)  Voting and dispositive power with respect to these shares is exercised by Oak Hill Investment Management, L.P. pursuant to an investment management agreement.  Because Cardinal Investment Sub I, L.P. ("Cardinal") may revoke such agreement upon 60 days' or less notice, Cardinal may, pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended, be deemed to be the beneficial owner of such shares.


CUSIP No. 654106103

1.    Name of Reporting Person:

         Oak Hill Strategic Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power: -0- (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: -0- (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,294,403 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  0.3%

12.    Type of Reporting Person: PN

---------------------------------------------

(1)  Voting and dispositive power with respect to these shares is exercised by Oak Hill Investment Management, L.P. pursuant to an investment management agreement. Because Oak Hill Strategic Partners, L.P. ("Oak Hill Strategic") may revoke such agreement upon 60 days' or less notice, Oak Hill Strategic may, pursuant to Rule 13d under the Securities Exchange Act of 1934, as amended, be deemed to be the beneficial owner of such shares.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated October 15, 2001, as amended by Amendment No. 1 dated February 13, 2006, as amended by Amendment No. 2 dated February 13, 2007, as amended by Amendment No. 3 dated January 30, 2008, as amended by Amendment No. 4 dated January 12, 2009, as amended by Amendment No. 5 dated February 11, 2010 (the "Schedule 13G"), relating to the Class B Common Stock (the "Stock"), of Nike, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.  Ownership.

(a) - (b)

Reporting Persons

Oak Hill Investment

The aggregate number of shares of the Stock that Oak Hill Investment owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,538,207, which constitutes approximately 2.0% of the outstanding shares of the Stock.

Cardinal

The aggregate number of shares of the Stock that Cardinal owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,243,804, which constitutes approximately 1.6% of the outstanding shares of the Stock.

Oak Hill Strategic

The aggregate number of shares of the Stock that Oak Hill Strategic owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,294,403, which constitutes approximately 0.3% of the outstanding shares of the Stock.

Controlling Persons

OHIM

Because of its position as general partner of Oak Hill Investment, the aggregate number of shares of the Stock that OHIM owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,538,207, which constitutes approximately 2.0% of the outstanding shares of the Stock.

Cardinal Genpar

Because of its position as general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Genpar may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,243,804, which constitutes approximately 1.6% of the outstanding shares of the Stock.

Cardinal Fund

Because of its position as sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Fund may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,243,804, which constitutes approximately 1.6% of the outstanding shares of the Stock.

Cardinal Management

Because of its position as the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal Management may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,243,804, which constitutes approximately 1.6% of the outstanding shares of the Stock.

Cardinal MGP

Because of its position as the general partner of the general partner of the sole member of the general partner of Cardinal, the aggregate number of shares of the Stock that Cardinal MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,243,804, which constitutes approximately 1.6% of the outstanding shares of the Stock.

Oak Hill Genpar

Because of its position as the general partner of Oak Hill Strategic, the aggregate number of shares of the Stock that Oak Hill Genpar owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,294,403, which constitutes approximately 0.3% of the outstanding shares of the Stock.

Oak Hill MGP

Because of its position as the general partner of the general partner of Oak Hill Strategic, the aggregate number of shares of the Stock that Oak Hill MGP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,294,403, which constitutes approximately 0.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

 (c)

Reporting Persons

Oak Hill Investment

Acting through its general partner, Oak Hill Investment has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,538,207 shares of the Stock.

Cardinal

Cardinal has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Oak Hill Strategic

Oak Hill Strategic has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

OHIM

In its capacity as the general partner of Oak Hill Investment, OHIM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,538,207 shares of the Stock.

Cardinal Genpar

Cardinal Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal Fund

Cardinal Fund has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal Management

Cardinal Management has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Cardinal MGP

Cardinal MGP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Oak Hill Genpar

Oak Hill Genpar has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Oak Hill MGP

Oak Hill MGP has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Persons have ceased to be the beneficial owners of five percent or more of the outstanding shares of the Stock.

Item 10 is hereby restated in its entirety as follows:

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    July 6, 2011

OAK HILL INVESTMENT MANAGEMENT, L.P.
By:  OHIM GenPar, L.L.C., general partner

     By: /s/ John H. Fant
            John H. Fant, Vice President

CARDINAL INVESTMENT SUB I, L.P.
By:  Cardinal Investment Sub Genpar I, L.L.C., general partner

     By: /s/ John H. Fant
            John H. Fant, Vice President

OAK HILL STRATEGIC PARTNERS, L.P.
By:  Oak Hill Strategic Genpar, L.P., general partner
     By:  Oak Hill Strategic MGP, L.L.C., general partner

          By: /s/ John H. Fant
                 John H. Fant, Vice President